SECURITII 12010924 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 51822

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PCS Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19020 88th Ave W.
(No. and Street)

Edmonds	Washington	98026
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott D. Daniels — (212) 751-4422
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

SEC
Mail Processing
Section

FEB 22 2012

Washington, DC
123

OATH OR AFFIRMATION

I, Scott D. Daniels, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PCS Securities, Inc., as of December 31, ,20 11 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2014

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PCS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

Rothstein Kass

Rothstein Kass

PCS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

PCS SECURITIES, INC.

CONTENTS

Certified
Public
Accountants

Rothstein Kass
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
PCS Securities, Inc.

We have audited the accompanying statement of financial condition of PCS Securities, Inc. (the "Company") as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of PCS Securities, Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Rothstein Kass

Roseland, New Jersey
February 17, 2012

PCS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS		
Cash and cash equivalents	$	1,267,972
Receivables from clearing brokers		62,298
Other receivables		180,011
Prepaid research costs		610,062
Property and equipment, net		4,183
Other assets		12,958
	$	2,137,484
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accrued research costs	$	406,478
Accrued expenses		52,981
Total liabilities		459,459
Stockholder's equity		
Common stock, $.01 par value, 1,000 shares authorized and 100 issued and outstanding		1
Additional paid-in capital		1,841,006
Accumulated deficit		(162,982)
Total stockholder's equity		1,678,025
	$	2,137,484

See accompanying notes to financial statement.

1. Nature of business

PCS Securities, Inc. (the "Company") is a broker-dealer that is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is primarily engaged in providing independent research products to institutional investors under various arrangements in which a broker-dealer provides research to a customer in return for a certain volume of commission revenue from that customer. The Company's affiliate, Institutional Research Services, Inc. ("IRS") sells third-party research to institutional money managers on a hard-dollar basis. The money managers remit payment for these services to the Company. The Company performs administrative services, including payment to the research producers for their research and charges a research processing fee for these services. The Company has one office located in Seattle, Washington.

The Company does not carry accounts for customers nor performs custodial functions related to securities. The Company clears its securities on a fully-disclosed basis through its clearing brokers.

The Company conducts substantially all of its business within the safe harbor of Section 28(e) of the Securities Exchange Act of 1934, as amended. In that regard, the Company executes brokerage transactions for investment advisors, money managers and plan sponsors ("Money Managers") at a negotiated commission rate. As an incentive to use the Company's services for the execution of such brokerage transactions, the Company has developed a system to provide third-party research services to Money Managers based upon the level of brokerage transactions.

The amount of third-party research services that the Company will furnish to the Money Managers is based on the amount of commissions that the Company receives or expects to receive for execution of brokerage transactions and is measured by the Company in terms of commission total balance (commissions paid less research provided). It is understood by the Money Managers and the Company that the commission total balance is not redeemable in cash and, when redeemed, may only be used to obtain third-party research services through the Company. The accumulated commission total balance of Money Managers is reduced when such Money Managers request the Company to provide third-party research services.

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 17, 2012. Subsequent events have been evaluated through this date.

Revenue Recognition

The Company earns revenue from research processing fees at the time such services are provided for facilitating the research services between the institutional money managers, IRS and the third party research producers.

The Company records income from commissions on a trade-date basis.

2. Summary of significant accounting policies (continued)

Research Costs

Amounts relating to all customers with a positive total balance are reflected in the accompanying statement of financial condition as accrued research costs. Such amounts represent the estimated third-party research services to be provided to all customers from whom the Company has earned commissions for execution of brokerage transactions or revenue from direct sales. Amounts relating to all customers with a negative commission total balance are reflected in the accompanying statement of financial condition as prepaid research costs. Such amounts represent the amount of research services paid on behalf of all customers for which future commissions are expected to be received. The provision for uncollectible commissions is determined under the direct write-off method, which is not materially different from the allowance method. As of December 31, 2011 no allowance for uncollectible commissions was necessary as management believes all commissions receivable and prepaid research costs will be realized.

Cash and Cash Equivalents

The Company considers money market accounts and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Receivables from Clearing Brokers

Commissions receivable are reported at the amount management expects to collect on balances outstanding at year-end. The Company considers all commissions receivable to be fully collectible.

Other Receivables

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. At December 31, 2011 there was no allowance for doubtful accounts.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives. Furniture and fixtures are being depreciated over 5 years. Software is being depreciated over 3 years.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Summary of significant accounting policies (continued)

Income Taxes

The shareholders of the Company have elected to be treated as an "S" corporation under Subchapter S of the Internal Revenue Code. Accordingly, no provision has been made for federal income taxes since the income or loss of the Company is allocated to the individual shareholders for inclusion in their personal income tax return. The state of Washington does not impose an income tax.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholders equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2008. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

3. Property and equipment

Details of property and equipment at December 31, 2011 are as follows:

Software	$ 126,607
Furniture and fixtures	15,268
	141,875
Less accumulated depreciation and amortization	137,692
	$ 4,183

Depreciation and amortization expense for the year ended December 31, 2011 was approximately $5,000.

4. Net capital requirement

The Company is a member of FINRA and subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company's net capital was approximately $871,000, which was approximately $841,000 in excess of its minimum requirement of approximately $31,000.

5. Related party transactions

The Company incurred marketing and research fees of approximately $353,000 to companies owned wholly or in part by one of the Company's shareholders, through research agreements.

6. Concentrations

The Company maintains all of its cash and cash equivalents at two financial institutions which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties. At December 31, 2011 cash and cash equivalents totaled approximately $1,268,000, of this balance approximately $3,000 is held in a money market.

The Company's customers are concentrated in the financial services industry and include investment banks, institutional investors and private equity funds. The Company derives most of its revenue from customers located within the United States. The Company generally does not require collateral, and evaluates credit worthiness on a customer-by-customer basis based on the reputation of the customer within the industry, historical trends and other information. To date, losses related to bad debts have been within management's expectations.

6. Concentrations (continued)

During the year ended December 31, 2011 approximately 31% (approximately $250,000) of research costs, as reflected on the statement of operations, were provided by one supplier, which is a related party.

Pursuant to clearance agreements, the Company introduces all of its securities transactions to its clearing brokers on a fully disclosed basis. All of the customers' money balances and long and short security positions are to be carried on the books of the clearing broker. In accordance with these clearance agreements, the Company has agreed to indemnify these brokers for losses the clearing brokers may sustain from customer accounts introduced by the Company. It is not practicable to estimate the fair value of the indemnity clause; however, the Company does not anticipate that it will incur any losses as a result of the indemnification. Various clearing agreements require the Company to maintain net capital ranging between $150,000 and $250,000 at all times.

7. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision of sub-paragraph (k)(2)(ii) as all customer transactions are cleared through other broker dealers on a fully disclosed basis.